

February 4, 2013

Via E-mail
Michael Q. Murray
General Counsel
Sealy Corporation
Sealy Drive One Office Parkway
Trinity, NC 27370

> **Re:** **Sealy Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C**
> **Filed January 23, 2013**
> **File No. 001-08738**

Dear Mr. Murray:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

The Merger, page 17

1. We note your revisions in response to comment eight of our letter dated November 26, 2012. However, we continue to believe that your disclosure in this section should be further revised to describe in sufficient detail why this transaction was undertaken opposed to any alternatives and why the transaction is being undertaken at this time. We note, for example, that you should provide enhanced disclosure with respect to the following:

   - The specific "strategic reasons" the Board of Directors considered when discussing a possible business combination with Tempur-Pedic at its January 2012 meeting.

   - Why, at the January 2012 meeting, the Board authorized Simon Brown to contact Tempur-Pedic at this time and why Tempur-Pedic was selected as opposed to another company in the industry.

   - Any preexisting relationships between Sealy and Tempur-Pedic, including any relationship among the affiliates of the companies.

   - The possible motivations for Party X's proposed acquisition that were discussed at the June 14, 2012 Board meeting.

- The specific "opportunities and challenges" facing the company that you refer to on page 20.

- Why Mr. Sarvary called Mr. Brown on July 23, 2012 to express a renewed interest in acquiring Sealy.

- Any discussions relating to the continued employment of any executive officers of Sealy, including the decision that Lawrence J. Rogers would continue as CEO of Sealy following completion of the merger.

Please be advised that these are just examples. Please revise accordingly.

Summary of the Company's Projections, page 43

2. We read your response to comment 16 from our letter dated November 26, 2012. It appears that the line item titled EBITDA includes additional adjustments that are not included in the common definition. Please consider retitling this line item to better convey that additional adjustments are being made. One choice may be to use the description provided in note (2) to the table as your title —Adjusted EBITDA less stock based compensation expense.

The Merger Agreement, page 54

3. We note your revisions in response to comment 20 of our letter dated November 26, 2012. Please further revise your disclosure to remove the disclaimer that the representations and warranties in the transaction agreement "may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders," as this may suggest that the representations and warranties do not constitute public disclosure under the federal securities laws.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Sean Rodgers, Esq. (*Via E-mail*)
        Simpson, Thacher & Bartlett LLP